Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 21, 2017, relating to the financial statements and financial statement schedule of Mississippi Power Company (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding uncertainty relating to the rate recovery process with the Mississippi Public Service Commission regarding recovery of the cost of the Kemper Integrated Coal Gasification Combined Cycle Project) appearing in the Annual Report on Form 10-K of Mississippi Power Company for the year ended December 31, 2016, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/Deloitte & Touche LLP

Atlanta, Georgia
August 3, 2017